Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 15, DATED MARCH 17, 2021
TO THE PROSPECTUS, DATED APRIL 27, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 27, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 29, 2020, Supplement No. 2, dated May 14, 2020, Supplement No. 3, dated May 19, 2020, Supplement No. 4, dated June 16, 2020, Supplement No. 5, dated July 17, 2020, Supplement No. 6, dated August 14, 2020, Supplement No. 7, dated August 17, 2020, Supplement No. 8, dated September 16, 2020, Supplement No. 9, dated October 16, 2020, Supplement No. 10, dated November 13, 2020, Supplement No. 11, dated November 16, 2020, Supplement No. 12, dated December 16, 2020, Supplement No. 13, dated January 14, 2021 and Supplement No. 14, dated February 11, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of April 1, 2021;

C.to disclose the calculation of our February 28, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to provide an update to the cover page of the Prospectus;

F.to provide an update to the "Suitability Standards" section of the Prospectus;

G.to provide an update to the "Risk Factors" section of the Prospectus; and

H.to update disclosure in the “Experts” section of the Prospectus.

A.Status of Our Current Public Offering

As of March 17, 2021, we have received gross proceeds of approximately $791.8 million from the sale of 77.2 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of March 17, 2021, approximately $1.2 billion of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $470.5 million of shares available under our distribution reinvestment plan.

B.April 1, 2021 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.47	$10.10
Class S	$10.47	$10.10
Class D	$10.10	$10.10
Class I	$10.10	$10.10

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2021. The NAV per share as of February 28, 2021 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.February 28, 2021 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of February 28, 2021, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of February 28, 2021 and January 31, 2021 (the NAV per share is the same for each class of shares of our common stock):

	February 28, 2021		January 31, 2021
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,921,755	$17.43	$1,848,296	$17.47
Other assets	164,309	1.49	158,958	1.50
Debt and other liabilities	(972,711)	(8.82)	(938,536)	(8.87)
NAV	$1,113,353	$10.10	$1,068,718	$10.10
Shares outstanding	110,267		105,774

As previously disclosed, the Coronavirus (COVID-19) pandemic has had, and is expected to continue to have, an adverse impact on global commercial activity and has contributed to significant volatility in financial markets. While it is difficult to ascertain the long term impact it will have on commercial real estate markets and our investments, it presents material uncertainty and risk with respect to the current and future performance and value of our investments. Investments in real properties and real estate-related securities have been impacted by the pandemic and in some cases significantly. For example, our portfolio has two retail properties that represent approximately 14% of our portfolio, based on the estimated value of our real estate investments as of December 31, 2020. Collections of rent at these properties declined precipitously in the early months of the pandemic. We granted rent relief to many of our retail tenants in the form of deferred rent or rent abatements, which reduced rental revenue by $2.3 million for the nine months ended September 30, 2020. While rent collections were adversely affected in the early months of the pandemic, consumer traffic at these properties has recovered to near pre-pandemic levels in recent months and rent collections have recovered to 93% of billed rent for the three months ended September 30, 2020.

Additionally, we agreed to refund May through August rents for over half of the students across our international student housing portfolio following the closing of nearby universities for the remainder of the 2019/2020 school year. These universities have announced a mixture of in-campus and on-line learning for the 2020/2021 school year with a delayed start.

Values of our retail and student housing properties have also been adversely impacted by the pandemic. While it is difficult to predict the potential long-term impacts the pandemic may have on our business, we have invested in well leased, high-quality assets using modest leverage in markets positioned for value retention and resiliency and we believe our globally diversified fund is well-situated to weather this challenge.

Our consolidated balance sheet as of February 28, 2021 includes a liability of $26.4 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc. (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of February 28, 2021 does not include any liability for distribution and stockholder servicing fees that may become payable after February 28, 2021, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of February 28, 2021 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	6.50%	5.65%	6.93%	5.41%	5.87%
Discount rate / internal rate of return (“IRR”)	7.37%	5.77%	6.91%	6.33%	6.31%
Average holding period (years)	7.0	10.0	10.0	10.0	9.7

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.28%	3.32%	2.28%	2.39%	2.82%
	0.25% increase	(3.03)%	(3.04)%	(2.11)%	(3.62)%	(3.08)%
Discount rate (weighted-average)	0.25% decrease	1.53%	2.11%	1.96%	1.22%	1.73%
	0.25% increase	(1.50)%	(2.06)%	(1.92)%	(2.73)%	(2.21)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of March 2021 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

March 2021	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of March 2021, and will be paid on the first business day of April 2021. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to the Cover Page of the Prospectus

The following paragraph replaces the first bolded paragraph immediately following the footnotes to the proceeds chart on the cover page of the Prospectus in its entirety:

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete, or determined whether the offering can be sold to any or all purchasers in compliance with existing or future suitability or conduct standards. Any representation to the contrary is a criminal offense. THE ATTORNEY GENERAL OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

F.Update to the "Suitability Standards" Section of the Prospectus

The following supplements the “Suitability Standards” disclosure beginning on page i of the Prospectus:

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker dealers and natural persons who are associated persons of a broker dealer under the Securities Exchange Act of 1934, as amended, that may be interpreted as a higher standard than suitability. Broker dealers must comply with Regulation Best Interest. Regulation Best Interest includes the general obligation that broker dealers shall act in the “best interest” of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker dealer ahead of the retail customer. The general obligation can be satisfied by the broker dealer’s compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition, broker dealers are required to provide retail investors a brief customer relationship summary, or Form CRS, that summarizes for the investor key information about the broker dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company. The impact of Regulation Best Interest on broker dealers cannot be determined at this time, as no administrative or case law exists under Regulation Best Interest as of the date of this Prospectus and the full scope of its applicability is uncertain.

G.Update to the "Risk Factors" Section of the Prospectus

The following risk factor is hereby added immediately following the last risk factor in the section of the Prospectus titled "Risk Factors—Risks Related to Investing in this Offering" beginning on page 38:

Compliance with the SEC’s Regulation Best Interest by participating broker dealers may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.

Since June 30, 2020, broker dealers have been required to comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on participating broker dealers cannot be determined at this time, and it may negatively impact whether participating broker dealers and their associated persons recommend this offering to certain retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to further expand and diversify our portfolio of investments, as well as our ability to achieve our investment objectives.

H.Update to Experts

The following updates the “Experts” disclosure on page 235 of the Prospectus:
The statements included in this Supplement under Section C, “February 28, 2021 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.